As filed with the Securities and Exchange Commission on September 2, 2010.

FORM N-18F-1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FILE NO. 33-69724
ICA NO. 811-8056

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.

MMA PRAXIS MUTUAL FUNDS
(Exact name of Registrant)

303 Broadway, Suite 900
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

(800) 977-2947
(Area Code and Telephone Number)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the “Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record of the funds listed on the attached Schedule A as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Goshen and the State of Indiana on the 1st day of September, 2010.

Signature: MMA Praxis Mutual Funds By: /s/ David Gautsche David Gautsche President

Attest:  /s/ Marlo J. Kauffman
Marlo J. Kauffman
Vice President

SCHEDULE A

TO THE FORM N-18F1
OF
MMA PRAXIS MUTUAL FUNDS

Name of Fund

1.           MMA Praxis Value Index Fund
2.           MMA Praxis Growth Index Fund
3.           MMA Praxis Small Cap Fund
4.           MMA Praxis Conservative Portfolio
5.           MMA Praxis Balanced Portfolio
6.           MMA Praxis Growth Portfolio